UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                     )*

RAM Holdings Ltd.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

G7368R104

(CUSIP Number)

Andrew D. Cameron

The PMI Group, Inc.

PMI Plaza

3003 Oak Road

Walnut Creek, California 94597

(925) 658-7878

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G7368R104	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. PMI Mortgage Insurance Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,453,395
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,453,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,453,395
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

* Based on 27,251,595 shares outstanding as of November 17, 2008 as reported in RAM Holdings Ltd.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, par value $0.10 per share (the “Shares”), of RAM Holdings Ltd., a Bermuda company (the “Company”). The principal executive offices of the Company are located at RAM Re House, 46 Reid Street, Hamilton HM 12 Bermuda.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by PMI Mortgage Insurance Co., an Arizona corporation (“PMI”).

(b) The principal business address of PMI is PMI Plaza, 3003 Oak Road, Walnut Creek, California 94597.

(c) The principal business of PMI is to provide credit enhancement products, including mortgage insurance, that promote home ownership.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name, principal business and principal address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of PMI is set forth in Schedule I hereto, and is incorporated by reference. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, PMI has not, nor, to the knowledge of PMI, has any of the persons listed on Schedule I hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f) PMI is incorporated in Arizona.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 30, 2008, The PMI Group, Inc. (“TPG”), of which PMI is a wholly-owned subsidiary, contributed the 6,453,395 shares of RAM Holdings Ltd. held by it directly to PMI as a contribution to capital (the “Contribution”). No funds or other consideration was used by PMI to acquire the Shares.

Item 4.	Purpose of Transaction.

In connection with the Contribution, PMI became a party to the Amended and Restated Shareholders Agreement, dated as of May 2006 (the “Shareholders Agreement”), by and among the Company and certain other shareholders of the Company. Among other things, the Shareholders Agreement provides PMI with preemptive rights in order to enable it to maintain its relative voting power. Under the Shareholders Agreement, if the Company proposes to issue any additional voting securities, including voting securities issued upon exercise, conversion or exchange of any other securities (collectively, “New Securities”), the Company must, to the extent reasonably practicable, prior to consummating the issuance of the New Securities (and if not reasonably practicable, then within ten days following consummation of such issuance), give written notice to PMI (the “Holdings Notice”), stating the number of New Securities, the price per share, the terms of payment and all other terms and conditions on which the Company proposes to make or has made such issuance.

With respect to any such issuance, PMI will have the option to purchase from the Company for cash up to the number of securities of the same class and/or series as the New Securities such that after giving effect to the issuance of New Securities, PMI’s Voting Percentage would equal its Voting Percentage calculated without giving effect to the issuance of New Securities and any related issuance resulting from the exercise of preemptive rights with respect to the same issuance. “Voting Percentage” is defined in the Shareholders Agreement as the ratio, expressed as a percentage, of (x) the number of voting securities of the Company held by PMI and its affiliates (with voting securities representing less than one or more than one vote constituting a number of voting securities equal to the number of votes represented by such voting security) to (y) the total number of voting securities of the Company outstanding at the relevant time (with voting securities representing less than one or more than one vote constituting a number of voting securities equal to the number of votes represented by such voting security). PMI’s right generally will be exercisable at the price per share and on other terms stated in the Holdings Notice.

With respect to any issuances of New Securities pursuant to the exercise of options, rights or other awards under any employee, officer or director benefit plans or arrangements, the Holdings Notice is only required to be delivered within ten days following each December 31 and will be made in respect of all such issuances made during the preceding one year period ending on such December 31.

Following receipt of the Holdings Notice, PMI will have twenty days in which to exercise some or all of its preemptive rights with respect to the issuance specified in the Holdings Notice.

The preemptive rights provided in the Shareholders Agreement will terminate on the first business day following any one-year period during which PMI’s Voting Percentage has remained throughout that period equal to less than 18%, provided that such rights terminate immediately in the event PMI ceases to own any Shares.

A copy of the Shareholders Agreement is included as Exhibit 1 hereto and the description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

Subject to obtaining all approvals required by Bermuda governmental authorities and to compliance with applicable provisions of the Bermuda Companies Act, the Shareholders Agreement also provides the shareholders party thereto, including PMI, with demand registration rights. These demand registration rights may be exercised by (i) such shareholders holding in the aggregate a majority of all outstanding registrable securities under the Shareholders Agreement, provided that such request may be for not less than 10% of all such registrable securities or (ii) by PMI. The Company is not obligated to effect more than four registrations pursuant to the demand registration, provided that PMI has the right to one additional demand registration in the event it has participated in only one of the original four demand registrations or two additional demand registrations, in the event that it has not participated in any of the original four demand registrations. The Shareholders Agreement also provides for piggyback registration rights in connection with certain other registrations effected by the Company.

If any registration under the Shareholders Agreement is in connection with an underwritten public offering, each shareholder party to the Shareholders Agreement that is proposing to sell Shares in such offering may not effect any sale or distribution of Shares (subject to limited exceptions) during the ten calendar days prior to, and to the extent required by the managing underwriter in an underwritten public offering, during a period not to exceed 90 days beginning on, the effective date of such registration statement.

In addition, through cumulative voting, PMI has the power to elect two directors to the Company’s Board of Directors, and in connection therewith, PMI intends to recommend candidates to the Company in the event of a vacancy on the Board of Directors arising from the departure of any of the directors that it or TPG has previously recommended to the Company. Pursuant to the Company’s Bye-laws, in the event that and for so long as the voting power of the Shares held by PMI or TPG is reduced to constitute 9.9% of the voting power of all issued and outstanding shares of the Company pursuant to procedures set forth in the Bye-Laws, PMI will have the exclusive right to appoint the chairman of the Board of Directors of the Company from among the directors then serving on the Board of Directors, subject to certain limitations. In addition, certain amendments to the Bye-Laws, including any amendment to reduce the size of the Board of Directors below 11 directors, require the consent of PMI.

As part of its ongoing review of its investment in the Company, PMI may from time to time explore a variety of alternatives, including, without limitation: (a) the purchase of additional Shares, or the disposition of some or all of the Shares described herein, whether through open market or privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of all or a material portion of assets of the Company or any of its subsidiaries; or (d) other changes in the Company’s business, corporate structure or charter documents. There is no assurance that PMI will develop any plans or proposals with respect to any of the foregoing. Whether PMI pursues any such alternative, and the timing thereof, will depend on its assessment of pertinent factors, including, without limitation, (a) the availability of Shares for purchase at particular price levels; (b) the availability and nature of opportunities to dispose of the Shares described herein; (c) the Company’s financial condition, business, and prospects; (d) general economic, industry, regulatory and financial market conditions; (e) alternative business and investment opportunities available to PMI; and (f) PMI’s overall business plans and strategies and developments with respect to its business. Although PMI does not presently intend to make any additional investment in the Company, this intent is subject to change based on the factors described above and other considerations. In addition, from time to time PMI and its representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Company. Further, PMI reserves the right to act in concert with any other stockholders of the Company, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors and the stockholders of the Company. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. Except as set forth in this Schedule 13D, PMI does not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) PMI beneficially owns 6,453,395 Shares and shares dispositive and voting power with respect to such Shares with TPG, which has reported its beneficial ownership of the Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2007. Based on 27,251,595 Shares outstanding as of November 17, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, PMI beneficially owns approximately 23.7% of the issued and outstanding shares of voting stock of the Company.

(c) Except as described in this Schedule 13D, there have been no transactions in the Shares effected by PMI or, to the best of PMI’s knowledge, any person identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.

Other than the Shareholders Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Company or, to the best of the Company’s knowledge, any person listed on Schedule I hereto, and any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Amended and Restated Shareholders Agreement of RAM Holdings Ltd., dated as of May 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 9, 2009

PMI MORTGAGE INSURANCE CO.

By:	/S/ ANDREW D. CAMERON
Name: Andrew D. Cameron Title: Group Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.	Amended and Restated Shareholders Agreement of RAM Holdings Ltd., dated as of May 2006.

SCHEDULE I

Directors and Executive Officers of PMI Mortgage Insurance Co.

The name, present principal occupation or employment, the name of any corporation or other organization in which such employment is conducted and the principal address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of PMI Mortgage Insurance Co. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. All individuals named in the table below are employed at The PMI Group, Inc. at PMI Plaza, 3003 Oak Road, Walnut Creek, California 94597.

Executive Officers and Directors of PMI Mortgage Insurance Co.

Name	Present Principal Occupation or Employment
L. Stephen Smith	Director; Chairman, Chief Executive Officer

David H. Katkov	Director; President

Donald P. Lofe, Jr.	Director, Executive Vice President, Chief Financial and Administrative Officer

Joanne M. Berkowitz	Director; Executive Vice President, Chief Insurance Operations Officer

Charles F. Broom	Director; Senior Vice President, Human Resources and Organizational Development

Peter C. Pannes	Director; Senior Vice President, Field Sales and National Accounts

Anthony D. Shore	Director; Vice President, Assistant General Counsel and Secretary

Lloyd A. Porter	Executive Vice President, Chief Risk Officer

Andrew D. Cameron	Group Senior Vice President, General Counsel and Assistant Secretary